UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

20549

FORM 11-K
(mark one)

☑

Annual report pursuant to Section 15(d) of the Securities Exchange

Act of 1934

For the annual period ended December 31, 2020

OR

☐

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission File Number:

001-38695

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAL-MAINE FOODS, INC. KSOP

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAL-MAINE FOODS, INC.
1052 HIGHLAND COLONY PKWY, SUITE 200
RIDGELAND, MS 39157

CAL-MAINE FOODS, INC. KSOP
TABLE OF CONTENTS

Page
REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2
FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits 4
Statement of Changes in Net Assets Available for Benefits 5
Notes to the Financial Statements 6 – 11
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End

of Year) as of
December 31 2020 12 – 13
SIGNATURE 14

Report of the Independent Registered Public Accounting Firm

To Participants and the Audit Committee of the

Cal-Maine Foods, Inc. KSOP

Jackson, Mississippi

Opinion on the Financial Statements

We

have audited

the accompanying

statements of

net assets

available for

benefits of

the Cal

-Maine Foods,

Inc.
KSOP (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for

the years then

ended, and

the related notes

(collectively, the

“financial statements”).

In our opinion,
the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of
December 31,

2020

and

2019,

and

the

changes

in

net

assets

available

for

benefits

for

the

years

then

ended,

in
conformity with accounting principles generally accepted in the United

States of America.

Basis for Opinion

These financial

statements are

the responsibility

of the

Plan’s

management.

Our responsibility

is to

express an
opinion on the Plan’s financial statements

based on our audits.

We are a public accounting firm registered

with the
Public Company Accounting

Oversight Board (United

States) (“PCAOB”) and are

required to be independent

with
respect to the

Plan in accordance

with the U.S.

federal securities laws

and the applicable

rules and regulations

of
the Securities and Exchange Commission and the PCAOB.

We conducted our audits in

accordance with the

standards of the

PCAOB. Those standards

require that we

plan and
perform

the

audit

to

obtain

reasonable

assurance

about

whether

the

financial

statements

are

free

of

material
misstatement, whether due to error or fraud.

The Plan is not required to have, nor

were we engaged to perform, an
audit of

its internal

control over

financial reporting.

As part

of our

audits, we

are required

to obtain

an understanding
of internal control over

financial reporting but not

for purposes of expressing

an opinion on the

effectiveness of the
Plan’s internal control over financial reporting.

Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements,
whether due

to error

or fraud,

and performing

procedures that

respond to

those risks.

Such procedures

included
examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audits
also included evaluating the accounting principles used and significant estimates made by the Plan’s management,
as

well

as

evaluating the

overall

presentation of

the

financial statements.

We

believe that

our

audits

provide a
reasonable basis for our opinion.

Supplemental Information

The supplemental

information in

the accompanying

schedule of

assets (held

at end

of year)

as of

December 31,
2020

has

been

subjected

to

audit

procedures

performed

in

conjunction

with

the

audit

of

the

Plan’s

financial
statements.

The supplemental information is presented for the purpose of additional analysis and is not a required part of the

financial statements

but included

supplemental information

required by

the Department

of Labor’s Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The
supplemental

information

is

the

responsibility

of

the

Plan’s

management.

Our

audit

procedures

included
determining

whether

the

supplemental

information

reconciles

to

the

financial

statements

or

the

underlying
accounting and

other records, as

applicable, and

performing procedures to

test the

completeness and accuracy

of
the

information

presented

in

the

supplemental

information.

In

forming

our

opinion

on

the

supplemental
information, we

evaluated whether

the supplemental

information, including

its form

and content,

is presented

in
conformity

with

the

Department

of

Labor’s

Rules

and

Regulations

for

Reporting

and

Disclosure

under

the
Employee Retirement Income Security Act of 1974.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Frost, PLLC

We have served as the Plan’s

auditor since 2007.

Little Rock, Arkansas
June 25, 2021

CAL-MAINE FOODS, INC. KSOP
Statement of Net Assets Available for Benefits
December 31, 2020 and 2019

2020 2019
Assets
Investments, at fair value $ 142,480,157 $ 144,088,776
Notes receivable from participants 2,949,841 3,112,662
Net assets available for benefits $ 145,429,998 $ 147,201,438
See accompanying notes to the financial statements

CAL-MAINE FOODS, INC. KSOP
Statement of Changes in Net Assets Available for Benefits
For the Years

Ended December 31, 2020 and 2019

2020 2019
Additions
Investment income
Interest and dividend income
Interest $ 16,917 $ 43,304
Dividends 1,847,606 2,753,425
Total interest and dividend income 1,864,523 2,796,729
Net change in fair value of investments (5,053,377) 8,773,199
Total investment income (loss) (3,188,854) 11,569,928
Interest income on notes receivable from participants 158,806 164,692
Contributions
Employer contributions 3,696,021 3,490,908
Participant contributions 4,430,654 3,799,078
Rollover 166,369 58,596
Total contributions 8,293,044 7,348,582
Total additions 5,262,996 19,083,202
Deductions
Benefits paid to participants 6,885,687 12,773,649
Administrative expenses 148,749 131,103
Total deductions 7,034,436 12,904,752
Net increase (decrease) in net assets available for benefits (1,771,440) 6,178,450
Net assets available for benefits - beginning of year 147,201,438 141,022,988
Net assets available for benefits - end of year $ 145,429,998 $ 147,201,438
See accompanying notes to the final statements

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2020 and 2019

Note 1 – Summary of Significant Plan Provisions

The

following

description

of

the

Cal-Maine

Foods,

Inc.

KSOP

(the

“Plan”)

provides

only

general

information.

Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan

covers substantially

all employees

of Cal-Maine

Foods, Inc.

and its

subsidiaries (collectively, the

“Company”).

It is subject to the provisions of the Employee Retirement Income Security

Act of 1974, as amended (“ERISA”).

Eligibility

Each

employee,

except

leased

employees,

collective

bargaining

employees,

contract

employees,

and

employees

of
independent contractors shall become eligible to

participate in the Plan on the

entry date next following or coinciding
with the employee attaining 21 years of age and one

year of service during which the employee

accrues 1,000 hours or
more

of

service.

Entry

dates

are

January 1,

April 1,

July 1

and

October 1.

The

Plan

includes

an

auto-enrollment
provision whereby all

newly eligible employees

are automatically enrolled

in the Plan

unless they affirmatively

elect
not to

participate in

the Plan.

Automatically enrolled participants

have their

deferral rate

set at

3 percent

of eligible
compensation and their contributions invested in a designated balanced fund until changed by the participant.

Contributions

Participants may contribute

a portion

of pretax annual

compensation, as defined

by the

Plan Document.

Participants
who have attained age 50 before the end

of the Plan year are eligible to make

catch-up contributions.

Participants may
contribute

amounts

representing

distributions

from

other

qualified

defined

benefit

or

defined

contribution

plans
(rollovers).

The Company made safe

harbor nonelective contributions equal to

3% of compensation during

the years
ended December 31,

2020 and

2019.

These contributions

are initially

invested in

Cal-Maine Foods,

Inc. common

stock.

The

Company

can

also

make

additional

discretionary

nonelective

contributions.

The

Company

did

not

make

an
additional contribution

for the

years ended

December 31, 2020

or 2019.

Contributions are

subject to

certain Internal
Revenue Service (“IRS”) limitations.

Participant accounts

Each

participant’s

account

is

credited

with

the

participant

contributions

and

an

allocation

of

(a)

the

Company’s
contributions, (b) Plan earnings/losses, and is charged with applicable withdrawals and an allocation of administrative expenses.

Allocations are based on the participant’s compensation,

contributions or account balances, as

defined.

The
benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant, alternate payee of a participant, or beneficiary of a deceased participant has the immediate right to elect
to diversify any

publicly traded employer

securities held in

their Company stock

account attributable to

participating
Company contributions and any publicly traded securities

held in their safe harbor nonelective

contribution Company
stock account and reinvest the proceeds in any other investments available under the Plan.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2020 and 2019

Vesting

Participants are vested immediately in their contributions and Company safe harbor contributions plus actual earnings thereon.

Investment options

Participants may direct the

investment of their interest

in the Plan

into the investment options

offered under the

Plan.

Participants may

change their

investment selections

at any

time

via internet

or

direct

phone access

to

the

SunTrust
Benefits Service Center.

Notes receivable from participants

Participants may borrow from their accounts a

minimum of $1,000 up to

a maximum of the lesser of

$50,000 or 50%
of the

vested interest

in their

account balance.

Note terms

range from

one to

five years

or up

to 15

years if

for the
purchase of a primary residence.

The notes are secured by the balance in the participant’s account and bear interest at a rate

determined by the

Plan Administrative Committee

equivalent to that

charged by

major financial institutions

in
the community.

Principal and interest is paid ratably through weekly or biweekly payroll deductions.

Payment of benefits

Benefits

are

generally payable

on

termination, retirement,

death

or

disability.

If

the

participant’s

vested balance

is
$1,000 or less, it will

be automatically distributed. In-service withdrawals are

allowed from all participant accounts if
the participant

has attained

age 59½,

at any

time from

a participant’s rollover

account, or

once a

year from

a participant’s
non-safe harbor Company stock

account and non-elective deferral

Company Stock Account for

participants with five
or more years of participation.

Distributions from a participant’s Company stock account are made either in cash or Company stock, as elected by the
participant.

Non-company stock accounts are distributed in lump sum or

installments.

Voting

rights of stock

Each participant

shall have

the right

to

direct the

committee or

trustee as

to the

manner in

which whole

and partial
shares of the Company’s

stock allocated to their accounts as

of the record date are

to be voted in

each matter brought
before an annual or special shareholders’ meeting.

Termination of the Plan

Although

it

has

not

expressed

any

intent

to

do

so,

the

Company

has

the

right

under

the

Plan

to

discontinue

its
contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2020 and 2019

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The

accompanying

financial

statements

are

prepared

under

the

accrual

method

of

accounting

in

accordance

with
accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation

of financial

statements in

conformity with

accounting principles

generally accepted

in the United

States
of America requires management to make estimates

and assumptions that affect certain reported amounts

of assets and
liabilities and changes

therein, and disclosure

of contingent assets

and liabilities.

Accordingly, actual results may

differ
from those estimates.

Investment valuation and income recognition

Investments are reported at fair value.

See Note 3 for a discussion of fair value measurements.

Purchases and sales

of securities are

recorded on a

trade-date basis.

Interest is recorded

on the accrual

basis.

Dividends
are recorded

on the

ex-dividend date.

Net change

in fair

value includes

the Plan’s

gains and

losses on

investments
bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from

participants are

measured at their

unpaid principal balance

plus any accrued,

but unpaid, interest.

Delinquent notes

receivable from

participants are

recorded as

a distribution

based upon

the terms

of the

Plan documents.

Payment of benefits

Benefits are recorded when paid.

Administrative expenses

Certain administrative and recordkeeping fees are paid by the Plan, unless otherwise paid by the Company.

Expenses
that are paid

by the Company

are excluded from

these financial statements.

Fees related to

distributions are charged
directly to the participants' accounts.

Note 3 – Fair Value Measurements

The Plan is required

to categorize both

financial and nonfinancial

assets and liabilities

based on the

following fair value
hierarchy.

The fair

value of

an asset

is the

price at

which the

asset could

be sold

in an

orderly transaction

between
unrelated, knowledgeable, and willing parties able to

engage in the transaction. A liability’s fair value is defined as the

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2020 and 2019

amount that would

be paid to

transfer the liability

to a new

obligor in a

transaction between such

parties, not the

amount
that would be paid to settle the liability with the creditor.

•

Level 1

- Quoted prices in active markets for identical assets or liabilities
•

Level 2

- Inputs other than

quoted prices included in

Level 1 that

are observable for the

asset or liability,
either directly or indirectly, including:
◦

Quoted prices for similar assets or liabilities in active markets
◦

Quoted prices for identical or similar assets in non-active markets
◦

Inputs other than quoted prices that are observable for the asset or liability
◦

Inputs derived principally from or corroborated by other observable market data
•

Level 3

- Unobservable inputs for the asset or

liability that are supported by little or no

market activity and
that are significant to the fair value of the assets or liabilities

The asset or liability’s

fair value measurement level within the fair value hierarchy is based on the lowest level of
any input that is significant to the fair value

measurement.

Valuation

techniques used need to maximize the use of
observable inputs and minimize the use of unobservable inputs.

The following is

a description of the

valuation methodologies used for

assets measured at fair

value.

There have
been no changes in the methodologies used at December 31, 2020 or 2019:

Interest-bearing cash
:

This investment is valued at historical cost, which approximates fair value.

Common stock and mutual funds
:

These investments are valued based on quoted market prices at the end of the Plan year.

Common collective

trust funds
:

These investments

are valued

based on

the net

asset value

(“NAV”)

of
units held by the

Plan at year

end, as calculated

by the issuer, as a

practical expedient to

estimate fair value.

NAV

is calculated based on the fair value of the underlying assets owned by the fund, minus its liabilities,
divided by the number of units outstanding.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value

or

reflective

of

future

fair

values.

Furthermore,

although

the

Plan

believes

its

valuation

methods

are
appropriate

and consistent

with

other

market

participants, the

use

of

different

methodologies or

assumptions to
determine the

fair value

of certain

financial instruments

could result

in a

different fair

value measurement

at the
reporting date.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2020 and 2019

The following table sets forth the Plan’s assets at fair value.

December 31, 2020 Level 1 Level 2 Level 3 Total
Assets
Cal-Maine Foods, Inc. common stock $ 76,727,758 $ — $ — $ 76,727,758
Interest-bearing cash 5,548,940 — — 5,548,940
Mutual funds 59,012,550 — — 59,012,550
Total assets measured at fair value $ 141,289,248 $ — $ — $ 141,289,248
Investments measured at net asset value* 1,190,909
Investment at fair value $ 142,480,157
December 31, 2019 Level 1 Level 2 Level 3 Total
Assets
Cal-Maine Foods, Inc. common stock $ 88,894,015 $ — $ — $ 88,894,015
Interest-bearing cash 4,795,649 — — 4,795,649
Mutual funds 49,023,778 — — 49,023,778
Total assets measured at fair value $ 142,713,442 $ — $ — $ 142,713,442
Investments measured at net asset value* 1,375,334
Investment at fair value $ 144,088,776

*

The investment measured

at fair value

using the net

asset value per

share (or its

equivalent) practical expedient has

not been classified

in the fair

value
hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following

table summarizes

investments for

which fair

value is

measured using

the NAV per share

as a

practical
expedient.

Unfunded Redemption Redemption
Fair Value Commitments Frequency Notice Period
December 31, 2020
Common collective trust fund $ 1,190,909 N/A Daily None
December 31, 2019
Common collective trust fund $ 1,375,334 N/A Daily None

Note 4 – Risks and Uncertainties

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2020 and 2019

There is

a high

concentration of

the Company's

stock owned

by the

Plan.

As of

December 31,

2020 and

2019,
approximately 53% and 60% of the Plan's assets were invested in the Company's common stock, respectively.

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market

and
credit risks.

Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes

in the

values of

investment securities

will occur

in the

near term

and that

such changes

could materially
affect the participants' account balances and the amounts reported in the financial statements.

Since

early

2020,

the

coronavirus

(“COVID-19”)

outbreak,

characterized

as

a

pandemic

by

the

World

Health
Organization

on

March

11,

2020,

has

caused

significant

disruptions

in

international

and

U.S.

economies

and
markets.

As

a

result

of

the

spread

of

COVID-19

coronavirus,

economic

uncertainties

have

arisen

which

have
resulted

in

significant volatility

in

the

investment markets.

The

duration

of

these

uncertainties and

the

ultimate
financial effects cannot be reasonably estimated at this time.

Note 5 – Tax Status

The IRS has determined and informed the

Company by a letter dated July 12,

2012 that the amended and restated
Plan document is designed in accordance with applicable sections of the IRC.

Therefore, no provision for income
taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted

in the United States

of America require Plan

management to evaluate tax
positions taken by the

Plan and recognize a

tax liability (or asset)

if the Plan

has taken an uncertain

position that,
more likely than

not, would not

be sustained upon examination

by the IRS.

The Plan administrator has

analyzed
the tax

positions taken

by the

Plan, and

has concluded

that, as

of December 31,

2020, there

are no

uncertain positions
taken or

expected to be

taken that would

require recognition of

a liability

(or asset) or

disclosure in the

financial
statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 – Parties-in-Interest Transactions

Party-in-interest

transactions include

those

with

fiduciaries

or

employees

of

the

Plan,

any

person

who

provides
services to the Plan,

an employer whose

employees are covered

by the Plan, a

person who owns 50

percent or more
of such an employer,

or relatives of such persons.

The Plan incurs expenses related to

general administrative and
record keeping. The

Company pays

certain administrative

expenses and accounting

and auditing fees

relating to the
Plan and provides certain administrative services at no cost to the plan

The

Plan

invests

in

an

interest-bearing

cash

account

with

the

trustee,

SunTrust

Bank.

During

the

years

ended
December 31, 2020

and 2019,

the Plan

paid SunTrust

Bank for

its services.

These expenses

are included

in the
Statement of Changes in Net Assets Available for Benefits.

As of December 31, 2020 and 2019, the Plan held 2,043,893 and 2,079,392 shares of common stock of Cal-Maine
Foods, Inc. respectively.

In addition, notes receivables from participants also reflect party-in-interest transactions.

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION NUMBER 64-0500378

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

Description of investment including
Identity of issue, borrower, maturity date, rate of interest, Current
(a) (b) lessor or similar party (c) collateral, par or maturity value (e) value
Interest-bearing cash
* SunTrust Bank FDIC Insured Account $ 5,548,940
Common collective trust funds
Federated Investors Capital Preservation Fund R6P 1,190,909
Mutual funds
BlackRock Inflation Prted Bd BlackRock K 1,538,731
BlackRock Mid-Cap Growth Equity K 286,044
Vanguard Small Cap Index Fund - Admiral 895,240
Vanguard Mid Cap Index Adm 806,293
Vanguard 500 Index Fund - Admiral 9,927,920
Vanguard Developed Markets Index Admiral 2,997,665
Janus Triton N 3,492,798
MFS Family of Funds Massachusetts Investors Gr Stk R6 2,958,551
MFS Family of Funds Total Return Bond R6 2,901,052
MFS Family of Funds Total Return R6 2,411,227
Wells Fargo
Spec Md Cp Val

R6
2,300,243
T. Rowe Price Retirement I 2010 Fund I Class 2,062,170
T. Rowe Price Retirement I 2020 Fund I Class 5,373,214
T. Rowe Price Retirement I 2030 Fund I Class 7,933,425
T. Rowe Price Retirement I 2040 Fund I Class 5,263,165
T. Rowe Price Retirement I 2050 Fund I Class 3,734,716
T. Rowe Price Retirement I 2060 Fund I Class 298,636
Invesco Growth and Income R6 3,831,460
Total mutual funds 59,012,550
* Party-in-interest
Column (d) not applicable for participant directed investments.
See Report of the Independent Registered Public Accounting Firm

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION NUMBER 64-0500378

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

Description of investment including
Identity of issue, borrower, maturity date, rate of interest, Current
(a) (b) lessor or similar party (c) collateral, par or maturity value (e) value
Common stock
* Cal-Maine Foods, Inc. 2,043,893 shares of common stock,
$.01 par value $ 76,727,758
* Participant loans Interest rates from 4.25% to 6.50% with
maturity dates from January 2021
through November 2033 2,949,841
Total $ 145,429,998
* Party-in-interest
Column (d) not applicable for participant directed investments.
See Report of the Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements

of the Securities

Exchange Act of

1934,

the trustees (or

other persons who

administer
the

employee

benefit

plan)

have

duly

caused

this

annual

report

to

be

signed

on

its

behalf

by

the

undersigned
hereunto duly authorized.

CAL-MAINE FOODS, INC. KSOP

Date: June 25, 2021 /s/ Jim Golden
Jim Golden
Director of Human Resources

EXHIBIT INDEX

Exhibit
Number Description

Consent of Independent Registered Public Accounting Firm